UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 28, 2022, Farfetch Limited (the “Company” or “Farfetch”) will release information via Bloomberg L.P., regarding the expected final terms of the previously announced proposed syndicated term loan facility, which expected final terms are non-binding and remain subject to the signing of the definitive loan facility documentation in all respects. A copy of the information included in the Bloomberg announcement is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

The information in this Report on Form 6-K, including Exhibit 99.1 hereto (the “Form 6-K”), contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward looking statements, including, without limitation, statements regarding the expected use of proceeds from, amount, tenor, pricing, call feature of, and rating for the proposed syndicated term loan facility, if consummated, and assumptions underlying all such statements, as well as statements that include the words “expect,” “intend,” “potential”, “plan,” “believe,” “project,” “proposed,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in Farfetch’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in Farfetch’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the SEC Filings page of Farfetch’s website at www.farfetchinvestors.com. In addition, Farfetch operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for Farfetch’s management to predict all risks, nor can Farfetch assess the impact of all factors on Farfetch’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that Farfetch may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 6-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, Farfetch undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit List

Exhibit No.	Description
99.1	Bloomberg L.P. announcement, dated September 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: September 28, 2022	By:	/s/ José Neves
José Neves
Chief Executive Officer